DIAMYD MEDICAL

DIAMYD STRENGTHENS POSITION FOR FUTURE FINANCING AND DEALS

Press Release, Stockholm, Sweden, March 10, 2008 – Diamyd Medical AB **(www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

At today's extra general shareholders' meeting in Diamyd Medical AB (publ) it was decided, in agreement with the proposal from the Board of Directors, to authorize the Board to upon one or more occasions before the next annual shareholder's meeting, with or without deviation from the shareholder's preferential right, decide to issue a maximum of 91,000 B-shares (which together with the authorization from the annual shareholder's meeting allow issuing of 991,000 B-shares) and warrants which will give the right to subscribe for a maximum of 991,000 B-shares.

After full execution of the authorization for the shares, the dilution effect amounts to 10 percent of the share capital. After full execution of the authorization for the warrants and if the warrants are fully exercised, the dilution of the share capital amounts to another 10 percent.

"The purpose of this authorization is to finance our communicated strategy to pursue Phase III studies in Europe and US according to plan. We are evaluating several financing alternatives, but with the current stock market climate, our primary strategy is to broaden our owner base through a direct placement to a small number of stable, capital-bearing institutions", says Elisabeth Lindner, CEO and President of Diamyd Medical. "With this we are also continuing our partnership discussions as a Phase III company, which increases the value of our therapeutic diabetes vaccine Diamyd®."

About Diamyd Medical

Diamyd Medical is a biopharmaceutical company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major auto antigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeting Drug Delivery System (NTDDS). The company's lead NTDDS projects include enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in

the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office	**Stockholm office**	**Pittsburgh office**
Elisabeth Lindner	Anders Essen-Möller	Michael Christini
CEO and President	Chairman	President
+46 8 661 0026	+46 8 661 0026	+1 412 770 1310
elisabeth.lindner@diamyd.com	anders.essen-moller@diamyd.com	michael.christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

This document contains certain "statements" relating to present understandings, future events and future performance, including statements relating to the progress, timing and completion of our research, development and clinical trials; our ability to market, commercialize and achieve market acceptance for product candidates; and our current and future strategic partner relationships. These statements can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Diamyd Medical undertakes no obligation to publicly update such statements, whether because of new information, future events or otherwise, nor does Diamyd Medical give any guarantees that the statements, given or implied, are correct. This document is a translation from the Swedish original. No guarantees are made that the translation is free from errors.

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